

April 1, 2013

<u>Via U.S. Mail</u>
Wesley Tate
Chief Financial Officer
Discount Dental Materials, Inc.
13455 Noel Road
Suite 1000
Dallas, TX 75240

      Re: **Discount Dental Materials, Inc.**
                Form 10-K for the Fiscal Year Ended June 30, 2012
                Filed September 28, 2012
                Form 10-Q for the Fiscal Period Ended December 31, 2012
                Filed February 12, 2013
                File No. 000-54381

Dear Mr. Tate:

      We issued comments to you on the above captioned filings on March 8, 2013**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 15, 2013.

      If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Wesley Tate
Discount Dental Materials, Inc.
April 1, 2013
Page 2

   You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at (202) 551-3589 or James Lopez at (202) 551-3536 with any other questions.

        Sincerely,

        /s/Tia L. Jenkins

        Tia L. Jenkins
        Senior Assistant Chief Accountant
        Office of Beverages, Apparel, and
        Mining